Via Facsimile and U.S. Mail
Mail Stop 4720

June 8, 2010

Mr. Umang Vohra
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016
India

Re: **Dr. Reddy's Laboratories Limited**
        Form 20-F for the Fiscal Year Ended March 31, 2009
        File No. 1-15182

Dear Mr. Vohra:

        We have reviewed your April 9, 2010 response to our March 26, 2010 comment letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. We acknowledge the representation made on your behalf by Budd Larner, a Professional Corporation, on page 12 of their letter dated April 9, 2010. As previously requested, please provide a statement directly from the company. Please have a duly authorized officer of the company provide this statement separately on EDGAR by acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Revenue
Sales of Goods, page 47

2. Refer to your response to our comments one and three. Regarding your sales returns, please revise your disclosure to discuss the terms of your sales return policy, including the amount of time after a sale in which the product can be returned, for what reasons a return is accepted and the form of the return (i.e. credit issued, cash returned, product exchanged out of inventory for returned product). If you exchange product out of inventory, disclose how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you.

Research and Development, page 51

3. Starting on page 37 you disclose your research and development projects associated with new chemical entities, or NCEs in your Proprietary Products segment. For each of these projects that you deem significant, please revise to disclose the following:

- The research and development costs incurred during each period presented and to date on the project;
- The nature, timing and estimated costs of the efforts necessary to complete the project;
- The anticipated completion dates;
- The period in which material net cash inflows from significant projects are expected to commence; and
- The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

It is unclear whether these NCEs represent all your significant research and development projects. For any other significant research and development projects from other segments, disclose the nature, objective and status, as well as the information in the bullets above.

Please disclose your criteria for deeming a project significant. For the remainder of the research and development projects or group of related products that you do not consider significant, summarize the number of projects and the amounts charged to expense for each period by descriptive class/category in preclinical versus clinical classifications. Please also provide an estimate of the nature, timing and costs to complete these programs.

5.A Operating Results
Revenues. Page 54

4. Refer to your response to our comment two. Please provide revised proposed disclosure to be included in future filings, similar to that provided in your response, regarding the "trends" that led you to reverse your allowance during the year ended March 31, 2008 and what led to the actual increase in the sales returns in 2008 that differed from this "decreasing trend".

Consolidated Income Statements, page F-4

5. We acknowledge your response to our comment four. Although you disclose in Note 13 that the cost of revenues includes raw materials, consumables and changes in finished goods and work in progress, and you disclose in Note 20 total employee benefits, it is unclear what portion of the employee benefits are included in cost of revenues and inventory. It is also unclear, what portion of your depreciation and amortization of property, plant and equipment are included in cost of revenues and inventory. Please revise your disclosure to disclose additional information on the nature of expenses included in your functional presentation.

3. Significant Accounting Policies
e. Intangible Assets, page F-15

6. Refer to your response to our comment five. Regarding the payments to in-license products and compounds from third parties (up-front payments and milestones) that are capitalized and amortized, please clarify the significance of regulatory approval being "more likely than not to be received" if, as you indicate, paragraph 25 of IAS 38 stipulates that the probability criterion from paragraph 21(a) is always met for separately acquired intangible assets. In addition, please revise your policy disclosure to clarify why you capitalize payments to in-license products and compounds consistent with your response.

k. Revenue, page F-20

7. Refer to your response to our comment eight. Please provide us with your proposed revenue recognition policy for your profit sharing arrangements to be included in future filings. In addition, please enhance this disclosure by discussing how you verify the amounts submitted from your business partners.

6. Segment Reporting, page F-31

8. Refer to your response to our comment ten and we reissue our comment in part. Please revise your disclosure to present revenue by product or groups of similar

products, such as by therapeutic category, or to explain that the information is not available and that the cost to develop it would be excessive. Paragraph 32 of IFRS 8 requires greater disaggregation than segment revenue from global generics, proprietary products, and PSAI.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant